Exhibit (b)(1)

June 3, 2006
American Medical Systems, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
     RE: Commitment Letter (“Commitment Letter”) for Secured Financing
Ladies and Gentlemen:
     You have advised CIT Healthcare LLC that American Medical Systems, Inc. (“you” or “Borrower”), through a wholly-owned subsidiary (the “Merger Sub”), intends to acquire (the “Acquisition”) Laserscope, Inc. (together with its subsidiaries, the “Acquired Business”). The Acquisition will be effected pursuant to an agreement (the “Acquisition Agreement”) pursuant to which Merger Sub shall acquire all of the equity of the Acquired Business. CIT Healthcare LLC (the “Agent”) is pleased to inform you that the Agent has approved, and hereby commits to provide to Borrower, a credit facility (the “Facilities”) in the amount of $600,000,000, consisting of (i) a senior secured revolving line of credit in the amount of $50,000,000 (the “Revolver”) and (ii) a senior secured first lien term loan in the amount of $550,000,000 (the “Senior Term Loan” and together with the Revolver collectively referred to as the “Facilities”), subject to the terms and conditions set forth in the Summary of Terms and Conditions attached to this Commitment Letter as Exhibit A (the “Terms and Conditions”) and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Facilities (the “Fee Letter”). Borrower, together with its parent, American Medical Systems Holdings, Inc. (“Holdings”) any direct or indirect domestic subsidiaries of Borrower or Holdings (other than Borrower) (each of whom shall guarantee the obligations of Borrower under the Facilities and including for this purpose, the Acquired Business, are collectively referred to herein as the “Loan Parties” and individually as a “Loan Party.”) Other capitalized terms used herein without definition have the meanings provided therefor in the Terms and Conditions.
     The Facilities shall be evidenced by a credit agreement (the “Credit Agreement”) among Borrower, the Agent, the Lead Arranger (defined below) and the lenders that are from time to time a party thereto (the “Lenders”). The Terms and Conditions are intended as a summary of the principal terms of the Facilities; however, the other terms, conditions, covenants, representations, warranties, defaults and other provisions to be contained in the Credit

Agreement and the other loan documents shall be customary for financings of this type and mutually satisfactory to Borrower and the Agent, to be executed by Borrower and all other persons or entities providing guaranties or collateral to support the Facilities (collectively, the “Loan Documents”). The Loan Documents shall include, in addition to the provisions outlined in this Commitment Letter, provisions consistent with those set forth in this Commitment Letter, the Fee Letter and the Terms and Conditions that are customarily contained in documents relating to healthcare industry senior secured financing transactions that are similar to this transaction.
     The Agent intends, prior to the execution of the Loan Documents, to syndicate a portion of its commitments hereunder to one or more Lenders. The Agent’s commitments set forth herein are not contingent on such syndication. Upon any such additional Lender issuing its commitment to provide a portion of the Facilities, the Agent shall be released from a portion of its commitments with respect to the Facilities in an aggregate amount equal to the commitment of such Lender. It is agreed that CIT Capital Securities LLC (the “Lead Arranger”) will act as the sole and exclusive advisor, arranger and bookmanager for the Facilities, and will exclusively manage the syndication of the Facilities, and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles, including, in respect of the syndication of the Facilities, selection (in consultation with Borrower) of additional Lenders, determination of when the Lead Arranger will approach potential additional Lenders, any naming rights and the final allocations of the commitments in respect of the Facilities among the Agent and the additional Lenders. It is further agreed that no additional advisors, agents, co-agents, arrangers or bookmanagers will be appointed and no Lender will receive compensation with respect to any of the Facilities outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in such Facilities, in each case unless you and we so agree.
     From the date of this Commitment Letter until the Lead Arranger’s completion of syndication of the Facilities, you will ensure that no debt or bank financing for Borrower is announced, syndicated or placed, without the prior written consent of the Lead Arranger and the Agent, if such financing, syndication or placement would have, in the judgment of the Lead Arranger and Agent, a detrimental effect upon the transactions contemplated hereby. The Agent and the Lead Arranger acknowledge that you are negotiating a subordinated bridge loan facility that will provide additional financing for the closing of the Acquisition and intend to access the capital markets for convertible debt or equity financing to replace all or a portion of the subordinated bridge loan facility and a portion of the Senior Term Loan and agree that, so long as the terms of such debt and/or equity financings are reasonably acceptable to Agent and Lead Arranger, such facilities or financings are not restricted by the terms of this paragraph (it being understood (i) that the material terms identified in that certain Bridge Facility Commitment Letter, dated as of June 3, 2006, between Piper Jaffray & Co. and the Borrower are, subject to the Terms and Conditions, acceptable to Agent and the Lead Arranger, and (ii) that you have presented to us an initial summary of the principal terms with respect to the convertible senior subordinated notes to be offered by Piper Jaffray & Co., including without limitation, terms related to ranking, coupon, conversion price and ratio, redemption and maturity, and that such terms in their current form are, subject to the Terms and Conditions, reasonably acceptable to Agent and the Lead Arranger). The agreements in this paragraph shall survive termination of this Commitment Letter and the closing of the Facilities.

     You agree to actively assist the Lead Arranger and the Agent in achieving a timely syndication of the Facilities in a manner satisfactory to Lead Arranger, the Agent, and the Lenders participating in the Facilities. To assist the Lead Arranger in its syndication efforts, you agree that you will, and will cause your representatives and advisors to, and will use best efforts to cause each Loan Party and its respective representatives and advisors, both before and after the closing of Acquisition, (a) to promptly prepare and provide all financial and other information as the Lead Arranger reasonably may request with respect to the Loan Parties and the transactions contemplated hereby, including but not limited to financial projections (the “Projections”) relating to the foregoing, (b) to use best efforts to ensure that the syndication efforts benefit materially from existing lending relationships of the Loan Parties, (c) to make available to prospective Lenders the senior management and advisors of the Loan Parties, (d) to host, with the Lead Arranger and the Agent, one or more meetings with prospective Lenders no later than 16 business days prior to the closing of the Facilities, (e) to assist the Lead Arranger in the preparation of one or more confidential information memoranda satisfactory to the Lead Arranger and other marketing materials to be used in connection with the syndication of the Facilities and (f) to obtain, at your expense, monitored public ratings of the Facilities from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) prior to the closing of the Facilities and to participate actively in the process of securing such ratings, including having senior management of Borrower and the Acquired Business meet with such rating agencies.
     You hereby represent and covenant that (a) all information including the confidential information memoranda (other than the Projections) that has been or will be made available to the Lead Arranger, the Agent and any of the Lenders by you in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is or will be complete and correct in all material respects, and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading, and (b) all of the Projections have been and will be prepared in good faith based upon assumptions believed by you to be reasonable. You agree to supplement the Information and the Projections from time to time and agree to advise the Lead Arranger and the Agent of all developments materially affecting Borrower, the transactions contemplated hereby or the accuracy of the Information and the Projections previously furnished to the Lead Arranger, the Agent or any of the Lenders. You acknowledge that the Lead Arranger and the Agent may share with any of their affiliates, and such affiliates may share with the Lead Arranger and the Agent, any information relating to Borrower and the transactions contemplated hereby. You understand that in arranging and syndicating the Facilities, the Lead Arranger and the Agent (i) will use and rely on the Information and the Projections without independent verification or evaluation thereof, (ii) do not assume any responsibility for the accuracy, completeness or reasonableness thereof, and (iii) will make appropriate disclaimers consistent with the foregoing.
     You hereby acknowledge that (a) the Lenders and/or the Lead Arranger will make available Information and Projections (collectively, “Borrower Materials”) to the proposed syndicate of Lenders by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the proposed Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Borrower, the Acquired Business or their respective securities) (each, a “Public Lender”). You hereby agree that (w) you will use commercially reasonable efforts to identify, and to cause the other Loan Parties to identify, that portion of the Borrower Materials that may be distributed to the Public Lenders and include a reasonably detailed term sheet among such Borrower Materials and that all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” you shall be deemed to have authorized the Lenders, the Lead Arranger and the proposed Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower, the Acquired Business or their respective securities for purposes of United States federal and state securities laws, it being understood that certain of such Borrower Materials may be subject to the confidentiality requirements of this Commitment Letter and the definitive credit documentation; (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (z) the Lead Arranger and the Lenders shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”
     Regardless of whether the commitments herein are terminated or expire or the Facilities close, you hereby agree to pay upon demand to Agent all reasonable out-of-pocket expenses (“Transaction Expenses”) which have been incurred to date and will continue to be incurred by Agent at any time prior to or after the date hereof in connection with the evaluation, negotiation, documentation and syndication of the Facilities (including all reasonable legal, environmental, insurance and other consultant costs and fees incurred in the preparation of this Commitment Letter, the Terms and Conditions, the Fee Letter and the evaluation and documentation of the Facilities). Regardless of whether the commitments of Agent herein are terminated or expire or the Facilities close, by signing this Commitment Letter where indicated below, you hereby agree to indemnify and hold harmless the Lead Arranger, the Agent and its affiliates, directors, officers, employees, advisors and agents (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party for) any and all losses, claims, damages, liabilities, and expenses (including, without limitation, the reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) any matters contemplated by this Commitment Letter, the Fee Letter, any transaction related hereto or thereto, the Facilities or any use made or proposed to be made with the proceeds thereof (collectively, the “Indemnified Losses”); provided however, that you shall not be required to indemnify an Indemnified Party for any Indemnified Losses that have been determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party. No Indemnified Party shall be liable for any damages arising from the use by others of Borrower Materials or other materials obtained through the internet, IntraLinks or similar information transmission systems in connection with the Facilities. Under no circumstances shall the Agent, the Lead Arranger or any of their affiliates be liable to any Loan Party, or any other person for any punitive, exemplary, consequential or indirect damages in connection with this Commitment Letter, the Terms and Conditions, the Fee Letter the Facilities, the documentation related thereto or any other financing, regardless of whether the commitments of Agent herein are terminated or expire or the Facilities close.

     The provisions of the immediately preceding paragraph shall remain in full force and effect regardless of whether definitive financing documentation for the Facilities shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the commitments of Agent hereunder or the initial funding of the loans under the Facilities and shall survive termination of this Commitment Letter. The provisions of the immediately preceding paragraph shall be in addition to any rights that any Indemnified Party may have at common law or otherwise.
     Except as required by law, you hereby agree not to disclose, publicly or privately, this Commitment Letter, the Fee Letter, and the Terms and Conditions nor any of their contents except to (a) those individuals who are directors, officers, employees or advisors of the Borrower, who have a need to know of them as a result of their being specifically involved in the Facilities under consideration and (b) with respect to the Commitment Letter and the Terms and Conditions only, to the Acquired Business and its directors, officers, employees and advisors; provided, however, that such disclosure shall be made only on the conditions that such matters may not, except as required by law, be further disclosed. No person, other than the parties hereto, is entitled to rely upon this Commitment Letter or any of its contents or have any beneficial or legal right, remedy, or claim hereunder. No person shall, except as required by law, use the name of, or refer to, Agent, or any of its affiliates, in any correspondence, discussions, press release, advertisement or disclosure made in connection with the Facilities without the prior written consent of Agent. If this Commitment Letter and the Fee Letter are not accepted by you as provided for below, you are to immediately return this Commitment Letter and the Terms and Conditions (and any copies hereof and thereof) to the undersigned or confirm to the undersigned that they have been destroyed. Each party acknowledges and agrees that Borrower is subject to the terms and conditions of a nondisclosure agreement with the Acquired Business; it being understood that the terms of the nondisclosure agreement do not limit the Borrower’s ability to assist the Lead Arranger with the syndication of the Facilities and the use of the Borrower Materials in connection therewith.
     You hereby agree that, on or after the closing of the Facilities, Agent or any of its affiliates may place “tombstone” advertisements (which may include any of the Loan Parties’ trade names or corporate logos and a brief description of the Facilities and the Acquisition) in publications or other media of their choice (including without limitation “e-tombstones” published or otherwise circulated in electronic form and related hyperlinks to the Loan Parties’ corporate website) at Agent’s own expense. In addition, Agent may disclose the information about the Facilities and the Acquisition to market data collectors and similar service providers to the financing community.
     This Commitment Letter and the financing arrangements described herein are delivered with the understanding that neither this Commitment Letter nor the substance of such financing arrangements shall be disclosed by any Loan Party to any other potential source of senior secured financing directly or indirectly without the prior written consent of the Lead Arranger and the Agent. The agreements in this paragraph shall survive termination of this Commitment Letter.

     If the terms of this Commitment Letter, the Fee Letter and the Terms and Conditions are acceptable to the Borrower, the Borrower must indicate their agreement by signing and returning to the Agent the enclosed copies of this Commitment Letter and the Fee Letter prior to close of business (Eastern Daylight Time) on June 15, 2006. If not accepted by the Borrower as herein provided, the Agent’s commitment shall expire at the close of business (Eastern Daylight Time) on June 15, 2006. If accepted, the commitment with respect to the Facilities offered herein will expire at the close of business on December 31, 2006 unless the Loan Documents have been fully executed and delivered to Agent and the conditions specified therein have been satisfied. In addition to the conditions stated above, the commitments of Agent are subject to the following: (a) the negotiation and execution of a definitive Credit Agreement, the other Loan Documents and other related documentation reasonably satisfactory to Agent (in all cases on terms and conditions substantively consistent with the terms and conditions set forth in the Terms and Conditions and with such other terms and conditions as are customary for similar senior secured leveraged financing transactions); (b) there being no Material Adverse Effect (as defined on Exhibit B hereto) since March 31, 2006; and (c) the satisfaction of the terms and conditions of this Commitment Letter and the Terms and Conditions in a manner reasonably acceptable to the Lead Arranger.
     By signing and returning to us the enclosed copy of this Commitment Letter, Borrower hereby authorizes the Agent to prepare and file Uniform Commercial Code financing statements against each of the Loan Parties (other than the Acquired Business) covering their respective collateral in the appropriate filing office(s) prior to the closing of the Facilities, provided, however, that Agent shall make no such filings until such time as you have obtained the consent of the lender under your principal credit facility, which consent you agree to obtain as promptly as possible but in no event any later than 15 days prior to the closing of the Facilities. Should the closing of the Facilities not occur, the Agent agrees to prepare and forward to Borrower Uniform Commercial Code termination statements for all such filings promptly following any request for the same.
     We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Lender may be required to obtain, verify and record information that identifies Borrower and the Acquired Business, which information includes the name, address and tax identification number and other information regarding them that will allow such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lenders.
     By signing this Commitment Letter, (a) you and Agent acknowledge that this Commitment Letter supersedes any and all discussions and understandings, written or oral, between or among Agent and any other person as to the subject matter hereof, and (b) you agree to pay (or cause the Loan Parties to pay) the fees described in the Fee Letter (and once paid, such fees shall not be refundable under any circumstances.) No amendments, waivers, or modifications of this Commitment Letter or any of its contents shall be effective unless expressly set forth in writing and executed by Agent and Borrower. This Commitment Letter may not be assigned without the written consent of Agent.

     The parties hereto consent and agree that the state or federal courts located in New York, New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between them pertaining to this Commitment Letter, the Fee Letter, the Terms and Conditions, or the Facilities under consideration, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters. The parties hereto expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which such party may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

     We welcome the opportunity to work with you on this transaction and we hope to hear from you soon. Should you have any questions or comments, please feel free to contact us at anytime.

Very truly yours,

CIT HEALTHCARE LLC

By:	/s/ Margaret A. Brown

Title:	Executive Vice President

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Accepted, acknowledged and agreed
this 3rd day of June, 2006:

AMERICAN MEDICAL SYSTEMS, INC.

By:	/s/ Martin J. Emerson

Title:	President & CEO

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Exhibit A
Summary of Terms and Conditions
American Medical Systems, Inc.
$600 million Senior Secured Credit Facilities
June 3, 2006

Borrower:	American Medical Systems, Inc.

Lead Arranger and Sole Book Runner:	CIT Capital Securities LLC

Agent:	CIT Healthcare LLC

Lenders:	The Agent and a syndicate of lenders acceptable to Lead Arranger (in consultation with the Borrower).

Facilities:	(i) $50 million senior secured revolving credit facility (“Revolver”).

(ii) $550 million senior secured term loan (the “Term Loan”, and together with the Revolver, the “Senior Facilities”).

Expansion Feature:	The Borrower may request that the Revolver be increased by up to $50 million. Each Lender will be permitted to commit its pro rata share of the increase, although no existing Lender shall be obligated to participate.

Purpose:	The Senior Facilities will be used to (i) provide for a portion of the purchase price of Laserscope, Inc. (the “Acquisition”), (ii) provide ongoing working capital needs of the Borrower including future capital expenditures and permitted acquisitions, (collectively with the Acquisition, the “Transaction”), and (iii) pay fees and expenses related to the Senior Facilities and the Transaction.

Fees:	See Fee Letter. In addition, the Revolver will have an initial unused commitment fee of 0.50%.

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Interest Rates:	Pricing on the Revolver and Term Loan will be based on public ratings from Moody’s and S&P as follows:

If implied rating of Senior Facilities is:	Pricing will be LIBOR plus
B2 (Moody’s) and B (S&P)	275 basis points
B1 (Moody’s) and B+ (S&P)	225 basis points
B1 (Moody’s) and BB- (S&P)	200 basis points
Ba3 (Moody’s) and BB- (S&P)	175 basis points
Ba2 (Moody’s) and BB (S&P)	150 basis points

provided that if the respective ratings assigned by S&P and Moody’s do not appear together in the table above (e.g., there is a Moody’s rating of B2 and an S&P rating of BB-), the margin over LIBOR will be based on the lower of the two ratings (in the preceding example the margin would be 275 basis points, not 200 basis points).

Maturity:	The Revolver and Term Loan will mature 6 years from the closing date.

Amortization:	The Revolver will be due and payable in full at maturity.

The Term Loan will amortize 1% of the initial principal balance in each of the first 5 years from closing and the remaining 95% in the final year on a quarterly basis.

Guarantors:	All obligations of the Borrower under the Senior Facilities will be unconditionally guaranteed by American Medical Systems Holding, Inc. (“Holdings”) and each existing and future subsidiary of the Borrower and Holdings (other than Borrower); subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or could be expected to have material adverse tax consequences (collectively together with the Borrower, the “Loan Parties”).

Security:	The Senior Facilities will be secured by substantially all assets of the Loan Parties including but not limited to: (i) a first priority pledge of all stock or other equity interests owned by any Loan Party other than Holdings, (iii) a pledge of 100% of the stock or other equity interests of each subsidiary of each Loan Party, except in the case of any foreign subsidiary, to the extent such pledge or security interest would be prohibited by applicable law or could be expected to have material adverse tax consequences and (iii)

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perfected first priority security interest in all tangible and intangible assets of the Loan Parties.

Mandatory
Prepayments:	The Senior Facilities will be prepaid with (i) 75% of Excess Cash Flow (defined generally as net income, plus depreciation and amortization and other non-cash charges, plus decreases or minus increases in working capital, minus capital expenditures (to the extent not financed) and scheduled amortization payments with respect to the Senior Facilities, and any other indebtedness permitted under the Loan Documents) with a step-down of 50% of Excess Cash Flow when the Total Leverage Ratio is less than 4.00 to 1.00, (ii) 100% of the net proceeds of any asset sale (subject to a limited reinvestment option and a de minimus exception), (iii) 100% of the net proceeds of any debt (including convertible securities) or preferred stock issuance, and (iv) 50% of the net proceeds of any other equity issuance. Notwithstanding the foregoing, to the extent the Borrower has any subordinated bridge facility (the “Subordinated Bridge Facility”) in its capital structure, proceeds from any debt or equity issuance will go first to prepay the Subordinated Bridge Facility and then to prepay the Senior Facilities.

Voluntary
Prepayments:	Voluntary prepayments of borrowings under the Senior Facilities and permanent reductions of unutilized portions of the Revolver will be permitted at any time without premium or penalty (but subject to applicable breakage fees) subject to minimum amounts to be agreed upon.

All voluntary prepayments of the Term Loans shall be applied pro rata to the remaining scheduled principal amortization payments under the Term Loans.

Representations
and Warranties:	Usual for facilities and transactions of this type including, but not limited to, representations with respect to: due organization and power; due authorization and enforceability; subsidiaries; governmental approvals; no conflicts with laws, organizational documents or contractual obligations; financial condition; no material adverse change in the business, assets, operations, properties or financial condition of the Loan Parties; ownership of properties; litigation and environmental matters; compliance with laws (including but not limited to margin regulations and applicable healthcare and medical expense reimbursement laws); taxes; ERISA matters; accuracy of disclosure; subsidiaries;

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insurance; labor matters; solvency; status of obligations; intellectual property; no default; Investment Company Act compliance; Patriot Act compliance; liens; and validity, priority and perfection of security interests in the collateral, in each case, subject to usual and customary materiality qualifiers and baskets.

Conditions Precedent:	The closing of the Senior Facilities will be subject to the following terms and conditions: (i) the Lead Arranger’s approval of the amount and other material terms of the Subordinated Bridge Facility or the convertible senior subordinated notes, as applicable, (it being understood that the material terms identified in that certain Bridge Facility Commitment Letter, dated as of June 3, 2006, between Piper Jaffray & Co. and the Borrower are, subject to clause (v) below, acceptable to the Lead Arranger and that the initial summary of the principal terms with respect to the convertible senior subordinated notes to be offered by Piper Jaffray & Co., including without limitation, terms related to ranking, coupon, conversion price and ratio, redemption and maturity, in its current form is reasonably acceptable to Agent and the Lead Arranger); (ii) the Transaction will be consummated in accordance with all applicable laws and purchase agreement documentation; (iii) no Material Adverse Effect shall have occurred since March 31, 2006; (iv) delivery of reasonably satisfactory legal opinions (including opinions issued in connection with the Transaction and local and foreign counsel opinions with respect to real property and foreign security interest perfection and priority issues), financial information (including, without limitation all reports, audits or certifications as the Agent may reasonably request), corporate records, documents from public officials and officers’ certificates and other information usual and customary for senior secured leveraged financing transactions; (v) the execution and delivery of appropriate legal documentation, with terms and conditions (including intercreditor and subordination terms) usual and customary for senior secured/unsecured subordinated financing structures, which shall be satisfactory in form and substance to the Borrower and the Lead Arranger in respect of the Subordinated Bridge Facility, and which shall include, without limitation, (a) a definition of “senior debt” which shall mean the initial commitments under the Senior Facilities of $600 million, plus the expansion feature under the Senior Facilities of $50 million, plus interest, fees and expenses with respect thereto and any refinancings replacements, amendments, and substitutions of the foregoing; (b) blockage provisions, which shall include a permanent payment block upon the occurrence and continuance of any payment related default, and a 180 day payment block upon any covenant default or event of default with an additional one-

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time 45 day block for new defaults arising during the period (other than those related to payment as provided above); and (c) amendment and waiver provisions which shall require consent by the senior and subordinated debt holders for any amendment related to payment terms (including, but not limited to amounts, rates, amortization, prepayments and timing) and consent by the senior debt holders for any other amendments to the subordinated debt documents; (d) standstill periods which shall operate under the construct provided under clause (b) above (provided that during the blockage period the subordinated debt holders may accelerate the subordinated debt obligations if the senior debt holders have elected to do so); (vi) the negotiation, execution and delivery of definitive documentation evidencing the Senior Facilities, including without limitation, a credit agreement, guaranties, security agreements, debt and equity pledge agreements (including, without limitation, the pledge of intercompany notes and equity interests of the Loan Parties and their subsidiaries, which shall include at least 65% of equity interests of each foreign subsidiary, if any), fee and leasehold mortgages, landlord and warehouseman waivers and consents, deposit and security account control agreements, collateral assignment of rights under merger, acquisition and other material contracts, collateral assignment of proceeds from business interruption insurance policies, third party consents and releases and such other similar documents, agreements and certificates as the Agent shall reasonably request (collectively, the “Loan Documents”), which Loan Documents shall be in form and substance reasonably satisfactory to the Agent and its counsel; (vii) a perfected first priority lien on all of the tangible and intangible assets of the Loan Parties; (viii) the Loan Parties shall be in compliance, with all applicable foreign and U.S. federal, state and local laws and regulations, including all applicable environmental laws and regulations (except where such noncompliance would not have a Material Adverse Effect); (ix) the delivery of an executed officer’s certificate of the Loan Parties as to the financial condition of the Loan Parties, solvency, bring down of the representations and warranties in the Loan Documents, no defaults or events of default, and related matters, in each case on a pro forma basis after giving effect to the initial funding under the Senior Facilities, the Transaction and the other transactions contemplated to then occur; (x) all costs, fees and expenses (including, without limitation, legal fees and expenses) and other fees or compensation payable to the Agent, Lead Arranger and Lenders shall have been paid; (xi) the delivery of insurance documentation (including without limitation, certificates of insurance and loss payable endorsements) reasonably required by the Agent and Lenders; (xii) the receipt of all necessary third party

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and governmental waivers and consents; and (xiii) the receipt of evidence reasonably satisfactory to the Agent that all existing indebtedness of the Loan Parties (other than indebtedness which is permitted under the terms of the Loan Documents) shall be concurrently repaid in full and all commitments to lend or make other extensions of credit thereunder shall be concurrently terminated and all liens securing such indebtedness or other obligations thereunder have been released and/or terminated (or authorizing the Agent or the Loan Parties to make the necessary filings with respect thereto).

Affirmative
Covenants:	Usual for facilities and transactions of this type including, but not limited to, covenants with respect to: delivery of audited annual consolidated financial statements and other financial information including quarterly financial statements; delivery of notices of default and litigation; delivery of information regarding collateral; delivery of other information and reports, including without limitation, monthly management reports, budgets and reports to shareholders; maintenance of corporate existence and rights and conduct of business; payment and performance of obligations; maintenance of properties in good working order; maintenance of satisfactory insurance; notice and application of proceeds of casualty or condemnation; maintenance of books and records; compliance with laws and material contractual obligations; use of proceeds; additional subsidiaries; inspection rights of Lenders; agreement to hold an annual meeting of Lenders; and further assurances, in each case, subject to usual and customary carve-outs and baskets.

Negative
Covenants:	Usual for facilities and transactions of this type including, but not limited to, covenants with respect to limitations on: indebtedness and certain preferred equity securities; liens; fundamental changes; investments, loans, advances, guarantees, acquisitions (with limits for permitted acquisitions to be agreed upon) and other capital expenditures; asset sales; sale-leaseback transactions; operating leases; restricted payments (including, without limitation, dividends and stock repurchases and redemptions); transactions with affiliates; changes in business; changes in fiscal year; restrictive agreements and amendments of subordinated debt agreements and certain other material agreements to be agreed; additional restrictive covenants with respect to material non-guarantor subsidiaries to be discussed, in each case, subject to usual and customary carve-outs and baskets.

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Financial
Covenants:

Total Leverage Ratio
Period	Ratio
Closing to December 31, 2006	7.20
January 1, 2007 to June 30, 2007	5.90
July 1, 2007 to December 31, 2007	4.85
January 1, 2008 to June 30, 2008	4.25
July 1, 2008 to December 31, 2008	3.70
January 1, 2009 to June 30, 2009	3.20
July 1, 2009 to thereafter	3.00

Senior Leverage Ratio
Period	Ratio
Closing to December 31, 2006	5.40
January 1, 2007 to June 30, 2007	4.40
July 1, 2007 to December 31, 2007	3.60
January 1, 2008 to June 30, 2008	3.15
July 1, 2008 to December 31, 2008	2.65
January 1, 2009 to June 30, 2009	2.25
July 1, 2009 to thereafter	2.00

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Interest Coverage Ratio
Period	Ratio
Closing to December 31, 2006	1.50
January 1, 2007 to June 30, 2007	1.80
July 1, 2007 to December 31, 2007	2.05
January 1, 2008 to June 30, 2008	2.30
July 1, 2008 to December 31, 2008	2.60
January 1, 2009 to June 30, 2009	2.95
July 1, 2009 to December 31, 2009	3.35
January 1 to thereafter	3.85

Fixed Charge Coverage Ratio
Period	Ratio
Closing to December 31, 2006	1.05
January 1, 2007 to June 30, 2007	1.20
July 1, 2007 to December 31, 2007	1.30
January 1, 2008 to June 30, 2008	1.40
July 1, 2008 to December 31, 2008	1.50
January 1, 2009 to June 30, 2009	1.55
July 1, 2009 to December 31, 2009	1.65
January 1, 2010 to June 30, 2010	1.75
July 1, 2010 to thereafter	1.80

Confidential

The Lead Arranger anticipates, on the basis of historical and pro forma financial information provided to it, that the covenant levels will be set so that the Borrower will have access to the full amount of the Term Loan at closing.

Events of Default:	Usual for facilities and transactions of this type including, but not limited to, non-payment of principal or interest, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material judgments, ERISA, actual or asserted invalidity of security interests or Guarantees and Change in Control (to be defined) , in each case, subject to usual and customary grace periods and baskets. The spread for default interest (over the rates generally applicable from time to time) shall be 200 basis points.

Expenses:	All reasonable out-of-pocket expenses (including, without limitation, expenses incurred in connection with due diligence) of the Lead Arranger and the Agent associated with the syndication of the Senior Facilities and with the preparation, execution and delivery, administration, waiver or modification and enforcement of the credit agreement for the Senior Facilities and the other documentation contemplated hereby and thereby (including the reasonable fees, disbursements and other charges of counsel) are to be paid by the Borrower.

Indemnification:	The Borrower will indemnify the Lead Arranger, the Agent, each other Lender and their affiliates, and each such person’s officers, directors, employees, advisors and agents (each Lender and any affiliate thereof or, as the case may be, the Lead Arranger and any affiliate thereof or the Agent and any affiliate thereof, and its officers, directors, employees, advisors and agents are herein referred to as members of the same “Indemnified Person Group”), and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities of the Lead Arranger, the Agent and the other Lenders arising out of or relating to any claim or any litigation or other proceedings (regardless of whether the Lead Arranger, the Agent or any other Lender is a party thereto) that relate to the proposed Transaction, including the financing contemplated hereby, the Acquisition or any other transactions connected therewith, provided, that no such person will be indemnified for costs, expenses or liabilities which are determined in a final non-appealable judgment of a court of competent

]

Confidential

jurisdiction to have arisen from the gross negligence or willful misconduct of such person.

Assignments and Participations:	Assignments and participations in loans under the Senior Facilities will be allowed in minimum amounts to be agreed upon.

Governing Law:	The State of New York.

Exhibit B
     As used in the Commitment Letter and Terms and Conditions, the term “Material Adverse Effect” means (a) with respect to any time on or prior to the closing date and the initial funding of the Senior Facilities, any change or effect that (i) is materially adverse to the business, operations, assets, properties, results of operations or financial condition of the Loan Parties taken as whole, or (ii) prevents a Loan Party’s ability from consummating the transactions contemplated hereby on a timely basis, and (b) with respect to any time after the closing date and the initial funding of the Senior Facilities, any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the Material Adverse Effect, is or is reasonably likely to have (i) a material adverse effect on the business (including its regulatory clearances and approvals, current products or products under development), operations, assets, properties, results of operations or financial condition of the Loan Parties, or (ii) a material adverse effect on a Loan Party’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in the case of each of clause (a) and (b) above, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the Loan Parties relating to or arising in connection with (A) the negotiation (including activities relating to due diligence), execution, delivery or public announcement or the pendency of the Acquisition Agreement or the transactions contemplated thereby or any actions required to be taken in compliance therewith (exclusive, however, of the actions required to be taken by Section 7.1 thereof) or otherwise with the consent of the Borrower, including the impact thereof on the relationships of the Loan Parties (or any one or more of them) with customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom the Loan Parties (or any one or more of them) has any relationship and including any litigation brought by any shareholder of any of the Loan Parties solely as a result of the transactions contemplated thereby, (B) any fact, circumstance or condition disclosed in the “Company Disclosure Schedule” delivered by American Medical Systems Holding, Inc. to the Lead Arranger under cover letter dated May 31, 2006 (the “Disclosure Schedule”) to the extent such change, effect or circumstance is specifically set forth in the Disclosure Schedule or is reasonably apparent from the face of the Disclosure Schedule without additional information, (C) any change in the market price or trading volume of the Target’s securities, in and of itself, (D) any failure, in and of itself (i.e., which does not otherwise trigger an actual or pro forma failure of the Borrower to reasonably be expected to meet its financial covenants in the Loan Documents), by the Borrower or the Target to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof, (E) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, generally accepted accounting principles or regulatory accounting requirements applicable or potentially applicable to the industries in which the Loan Parties operate, (F) changes generally affecting the industries in which the Loan Parties operate, (G) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (H) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster; provided, however, that the changes referred to in clauses (E) through (G) do not have a materially disproportionate effect (relative to other industry participants) on the Loan Parties, taken as a whole. For purposes of this definition, “Loan Parties” includes the Acquired Business, whether or not the Acquisition has been consummated.